                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):
|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

                                       OR

|_|   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 0-28191



       eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF CANTOR FITZGERALD, L.P.
                               AND ITS AFFILIATES
                            (Full title of the plan)



                                  eSPEED, INC.
                              135 East 57th Street
                            New York, New York 10022

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)
eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF CANTOR FITZGERALD, L.P. AND ITS AFFILIATES INDEX TO FINANCIAL STATEMENTS

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                 PAGE
INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Plan Benefits as of December 31, 2001 and 2000                               2

   Statement of Changes in  Assets Available for Plan Benefits
   for the Year Ended December 31, 2001                                                                            3

   Notes to Financial Statements                                                                                  4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED DECEMBER 31, 2001:

   Schedule of Assets Held for Investment Purposes                                                                 9

   Schedule of Nonexempt Transactions                                                                             10

                      [Letterhead of Deloitte & Touche LLP]


INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

We have audited the accompanying statements of assets available for Plan benefits of eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), formerly the Cantor Fitzgerald Deferral Plan, as of December 31, 2001 and 2000, and the related statement of changes in assets available for Plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for Plan benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for Plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 5 to the financial statements, the 2001 and 2000 financial statements include securities valued at $21,664,399 (47% of net assets) and $23,895,284 (41% of net assets), respectively, whose values have been estimated by Wells Fargo, the trustee for the Plan in the absence of readily ascertainable market values. We have examined the procedures used by the trustee in arriving at its estimate of the value of such securities and have inspected underlying documentation, including audited financial statements of each investment fund, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed.

/s/ Deloitte & Touche LLP

June 21, 2002
New York, New York
eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES
STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                                                        2001               2000
ASSETS:
  Investment securities (at fair value):
    Wells Fargo Treasury Plus Inst. Money Market Fund                                              $  13,003,678        $13,013,875
    Janus Overseas Fund                                                                                5,547,836          7,581,851
    Wells Fargo S&P 500 Stock Fund                                                                     5,413,596          7,782,718
    Dreyfus Appreciation Fund                                                                          4,502,996          5,826,202
    Janus Balanced Fund                                                                                4,252,407          5,181,221
    Fidelity Advisor Growth Opportunity Fund                                                           3,295,176          5,105,561
    Wells Fargo S&P MidCap Stock Fund                                                                  2,714,345          3,062,667
    PIMCO Total Return Fund                                                                            2,106,398          1,543,766
    Putnam New Opportunities Fund                                                                      2,001,809          2,550,776
    Janus Enterprise Fund                                                                              1,012,354          1,696,366
    Franklin Small Cap Growth Fund                                                                     1,008,574          1,312,986
    WF Russell 2000 Index Fund                                                                           314,782             36,023
    eSpeed Stock Fund - Matching                                                                         217,999                  -
    Participant loans receivable                                                                         989,715          1,650,433
                                                                                                   -------------        -----------
           Total investment securities                                                                46,381,665         56,344,445
                                                                                                   -------------        -----------
  Receivables:
    Participant contributions                                                                             18,358          1,075,138
    Employer contributions                                                                                54,638            220,432
                                                                                                   -------------        -----------
           Total receivables                                                                              72,996          1,295,570
                                                                                                   -------------        -----------
ASSETS AVAILABLE FOR PLAN BENEFITS                                                                  $ 46,454,661        $57,640,015
                                                                                                   =============       ===========

See accompanying notes to financial statements.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------


ADDITIONS:
  Net depreciation in fair value of investments                                                               $(6,088,578)
  Interest and dividend income                                                                                  1,000,392
  Participant contributions                                                                                     5,958,158
  Employer contributions                                                                                           54,638
                                                                                                                   ------

           Net additions                                                                                          924,610

DEDUCTIONS -
  Distributions to participants                                                                                12,109,964
                                                                                                               ----------

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS                                                                 (11,185,354)

ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR                                                          57,640,015
                                                                                                               ----------

ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                                                               $46,454,661
                                                                                                              ===========


See accompanying notes to financial statements.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000
-------------------------------------------------------------------------------


   1.  SUMMARY OF PLAN

      The following description of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the Plan), formerly the Cantor Fitzgerald Deferral Plan, provides general information concerning the Plan. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is co-sponsored by Cantor Fitzgerald, L.P.
      (CFLP) and eSpeed, Inc. (eSpeed).

      ELIGIBILITY - All full-time employees of CFLP and eSpeed, as well as their participating domestic affiliates (collectively referred to as the Company) are eligible to participate in the Plan upon hire and reaching the age of 21, except for non-resident aliens and those who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

      PARTICIPANT CONTRIBUTIONS - The maximum deferral amount under the Plan that could be elected is the lower of 20% of salary or a certain statutory limit ($10,500 in 2001), which may be adjusted in future years for cost of living adjustments pursuant to Internal Revenue Code section 402(g)(5). In addition, there are other limitations set forth in the Internal Revenue Code section 401(k), which the Plan must satisfy. Deferrals exceeding the limit will be refunded to the participants. There were no deferrals in excess of Internal Revenue Code limitations related to the 2001 Plan year.

      COMPANY CONTRIBUTIONS - In December 2000, the Plan was amended to allow eligible participants to invest in eSpeed's Class A common stock (the eSpeed Stock Fund). In addition to the election by the participants to contribute to the eSpeed Stock Fund, the Company matches contributions to this fund annually with up to $3,000 of the Company's Class A common stock per participant. In 2002, eSpeed contributed 5,814 shares of its Class A common stock valued at $54,638 which are included in Employer contributions receivable at December 31, 2001.

      FORFEITURES - Participant contributions are non-forfeitable at all times. Matching contributions are forfeitable in the event a participant terminates before the participants matching contribution account is fully vested. The unvested portions are forfeited and applied to such future matching contributions at the discretion of the Company.

      INVESTMENT OPTIONS - Participants direct the investment of their contributions into the various investment options offered by the Plan.

      VESTING - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service, one-third being earned each year.

      PARTICIPANT ACCOUNTS - The deferred portion of compensation is deposited by the Company into the participant's separate account and is invested in the fund(s) selected by the participant. The participants' accounts are adjusted monthly to reflect income, loss and expenses of the fund(s) in which the Plan's assets are invested.

      PAYMENTS OF BENEFITS UPON TERMINATION OF SERVICE - Payment of benefits will begin as soon as practicable following normal retirement age (59 1/2) or disability. Participants may elect to defer receipt until a later date but not later than the April 1st following the calendar year in which the participant attains age 70 1/2.

      DISTRIBUTIONS - For reason other than retirement, death or disability, the participant's account balance will be distributed as soon as practicable after termination. If a participant's account balance is more than $3,500, no distribution will be made prior to normal retirement age without the participant's written consent.

      LOANS TO PARTICIPANTS - Plan Participants may borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participants account balance. Interest on outstanding loans is charged at a fixed rate, as determined by the Plan administrator, which may not be less than a commercial bank's prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence. Effective April 1, 2000, participants requesting new loans are limited to having only two outstanding loans at any one time. At December 31, 2001 and 2000, there were no loans in default.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company is free to discontinue its sponsorship of the Plan and terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their participant account.

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan's financial statements have been prepared using accounting principles generally accepted in the United States of America.

      BENEFIT PAYMENTS TO PARTICIPANTS AND BENEFICIARIES - Benefits are recorded when disbursed.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

      RISKS AND UNCERTAINTIES - The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants' account balances and the amount reported in the statement of assets available for Plan benefits and changes therein.

      INVESTMENT VALUATION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments that do not have readily ascertainable market values have been estimated by Wells Fargo, the trustee for the Plan. Loan receivables are stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

      INVESTMENT OPTIONS - All investment options are participant-directed. The Plan administrator made certain changes to the investment options available in 2001. The fund choices for 2001 available to the participants under the Plan includes the eSpeed Stock Fund - Matching. The following descriptions have been extracted from the individual funds' prospectuses. Each individual fund's prospectus contains a more complete description.

            The Wells Fargo Treasury Plus Inst. Money Market Fund seeks current income, while preserving capital and liquidity. The fund invests primarily in obligations including repurchase agreements, issued or guaranteed by the U.S. Treasury.

            The Wells Fargo S&P 500 Stock Fund seeks to provide total returns comparable to the returns of the S&P 500 Stock Index by investing in the same stocks and in substantially the same percentages as the S&P 500 Index.

            The Janus Overseas Fund normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the fund intends to invest substantially all of its assets in securities of issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries and even a single country.

            The Dreyfus Appreciation Fund invests mainly in common stocks of domestic and foreign issuers and debt securities of foreign governments. The fund focuses on "blue-chip" companies with total market values of more than $5 billion.

            The Janus Balanced Fund invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This fund normally invests at least 25% of its assets in fixed-income securities.

            The Fidelity Advisor Growth Opportunity Fund invests primarily in common stocks and securities convertible into common stocks. The fund strives to maintain a 30% to 60% core of traditional growth stocks. Around this core of growth stocks are undervalued securities, cyclicals, foreign securities and bonds.

            The Wells Fargo S&P MidCap Stock Fund seeks to provide total returns comparable to the returns of the S&P MidCap 400 Index by investing in the same stocks and in substantially the same percentages as the S&P MidCap 400 Index.

            The Putnam New Opportunities Fund invests in companies in industry groups that may offer above-average growth potential over the next three to five years. The portfolio ranges from small, rapidly growing companies to larger well-established firms, as well as newer issues.

            The Janus Enterprise Fund invests primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

            The PIMCO Total Return Fund invests primarily in corporate bonds, U.S. government securities, mortgage-backed securities, and money market instruments with an average duration between three and six years.

            The Franklin Small Cap Growth Fund invests primarily in equity securities of companies demonstrating accelerating growth, increasing profitability, or above-average growth or growth potential as compared with the overall economy.

            The WF Russell 2000 Index Fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Russell 2000 Index. The fund is an index fund that invests in the equity securities of companies that comprise the Russell 2000 Index. The index is designed to measure the aggregate performance of the stocks of mid-sized U.S. companies.

            The eSpeed Stock Fund invests in eSpeed's Class A common stock which is publically traded on the NASDAQ under the symbol ESPD.

      RELATED PARTY TRANSACTIONS AND EXPENSES - Certain officers and employees of CFLP who are participants in the Plan perform administrative services related to the operation, recordkeeping, and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

      In addition, some of the Plan's assets are invested in the Wells Fargo S&P 500 Stock Fund, Wells Fargo Treasury Plus Inst. Money Fund, and the Wells Fargo S&P MidCap Stock Fund. These funds, as part of the Wells Fargo Collective Investment Funds, are managed by Wells Fargo Bank, an affiliate of Wells Fargo's Institutional Investments Group, the Plan's trustee, custodian and recordkeeper. Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with U.S. Department of Labor Prohibited Transaction Exemptions.

      RECLASSIFICATION - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

   3.  SEPTEMBER 11 EVENTS

      On September 11, 2001, the Company's principal place of business at One World Trade Center was destroyed and the Company lost in the aggregate 658 employees. As a result, distribution to participants in 2001 were significantly in excess of those in 2000 or to be expected in future years.

   4.  TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed Cantor Fitzgerald, L.P. by letter dated July 8, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving such determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     INVESTMENTS

      The Plan had the following investments, which represented 5% or more of the Plan's net assets at December 31, 2001 and 2000, respectively:



                                                                                              FAIR VALUE
                                                                                       2001                2000
Wells Fargo Treasury Plus Inst. Money Market Fund*                                 $13,003,678        $13,013,875
Janus Overseas Fund                                                                  5,547,836          7,581,851
Wells Fargo S&P 500 Stock Fund*                                                      5,413,596          7,782,718
Dreyfus Appreciation Fund                                                            4,502,996          5,826,202
Janus Balanced Fund                                                                  4,252,407          5,181,221
Fidelity Advisor Growth Opportunity Fund                                             3,295,176          5,105,561


            *     Permitted party-in-interest as defined by ERISA

      At December 31, 2001 and 2000, the Plan had investments valued at $21,664,399 (47% of net assets) and $23,895,284 (41% of net assets), respectively whose values have been estimated by Wells Fargo, the trustee for the Plan in the absence of readily ascertainable market values. During the year ended December 31, 2001, those investments depreciated in value by $1,380,423.

   6.  NONEXEMPT TRANSACTIONS

      Certain nonexempt transactions between the Plan and the Company have been identified and are listed in the respective supplemental schedule.

                                   * * * * * *
eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
Cantor Fitzgerald, L.P. and its Affiliates

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
-------------------------------------------------------------------------------

                                     DESCRIPTION                                            UNITS              VALUE
 *   Wells Fargo Treasury Plus Inst. Money Market Fund                                    13,003,678      $  13,003,678
     Janus Overseas Fund                                                                     273,292          5,547,836
 *   Wells Fargo S&P 500 Stock Fund                                                          119,347          5,413,596
     Dreyfus Appreciation Fund                                                               118,438          4,502,996
     Janus Balanced Fund                                                                     216,628          4,252,407
     Fidelity Advisor Growth Opportunity Fund                                                114,575          3,295,176
 *   Wells Fargo S&P MidCap Stock Fund                                                        72,383          2,714,345
     PIMCO Total Return Fund                                                                 201,376          2,106,398
     Putnam New Opportunities Fund                                                            48,848          2,001,809
     Janus Enterprise Fund                                                                    31,636          1,012,354
     Franklin Small Cap Growth Fund                                                           32,357          1,008,574
 *   WF Russell 2000 Index Fund                                                               29,255            314,782
 *   eSpeed Stock Fund - Matching                                                             81,878            217,999
 *   Participant loans                                                                             -            989,715
                                                                                                           ------------

     TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                             $46,381,665
                                                                                                           ===========

 * Permitted Party-in-interest as defined by ERISA eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------

                                                                         DESCRIPTION OF
                                                                          TRANSACTIONS,
                                                                           INCLUDING
                                                                         MATURITY, DATE,
                                   RELATIONSHIP TO                       RATE OF INTEREST
                                   PLAN EMPLOYER OR                         COLLATERAL                           INTEREST
        IDENTITY OF                OTHER PARTY-IN-                          AND PAR ON               AMOUNT       INCURRED
       PARTY INVOLVED                INTEREST                             MATURITY VALUE             LOANED       ON LOAN
       --------------                --------                             --------------             ------       -------
                                                                     Lending of money from the
                                                                       Plan to the employer
                                                                    (contributions not timely
                                                                    remitted to the Plan), as
                                                                              follows:
Cantor Fitzgerald, L.P.               Sponsor                            Deemed loan dated         $ 187,320         $69
                                                                    January 23, 2001, matured
                                                                  January 25, 2001, at interest
                                                                      based on the Company's
                                                                    incremental borrowing rate
                                                                  (due to delays in transmitting
                                                                contributions to the Plan Custodian)

                                    SIGNATURE
                                    ---------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
                                 CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

                 By: Administrative Committee of eSpeed, Inc. Deferral Plan
                                   for Employees of Cantor Fitzgerald, L.P.
                                  and its Affiliates, as Plan Administrator

                                  By: /s/ Jeffrey Chertoff
                                      -------------------------------------

                                                 Name: Jeffrey Chertoff
                          Title: Member of the Administrative Committee of eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P.
                                  and its Affiliates, as Plan Administrator



      Date: June 28, 2002

                                  EXHIBIT INDEX
                                  -------------


      Exhibit No.          Description
      -----------          ------------
      23                   Consent of Deloitte & Touche LLP.